SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

02 MAY 21 AM 10:

16 May 2002

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02034250

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 15 May 2002 as published in the South China Morning Post in Hong Kong on 16 May 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Irene Ko

Irene Ko
Company Secretary

IK/ld/cw

Encl.

dlw 5/21

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

E\cw\sa\SHMB-1Q2002\ltr.doc.2

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY –
SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FIRST QUARTER ENDED 31 MARCH 2002. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 54.37% subsidiary of SA and a company listed on the Kuala Lumpur Stock Exchange, has announced its unaudited financial results for the first quarter ended 31 March 2002 in Malaysia on 15 May 2002. The financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The Consolidated Income Statement of SHMB is provided below.

SHMB, a subsidiary of SA listed on the Kuala Lumpur Stock Exchange and in which SA has a 54.37% interest, has announced its unaudited financial results for the first quarter ended 31 March 2002 in Malaysia on 15 May 2002. The Consolidated Income Statement of SHMB is provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
CONSOLIDATED INCOME STATEMENT
FOR THE FIRST QUARTER ENDED 31 MARCH 2002 – UNAUDITED

			Current Year Quarter 31/03/02 *RMB'000*	Preceding Year Corresponding Quarter 31/03/01 *RMB'000*
1	a	Revenue	48,834	63,676
	b	Investment income	0	0
	c	Other income including interest income	23	299
2	a	Profit before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	5,878	16,234
	b	Finance cost	(701)	0
	c	Depreciation and amortisation	(3,984)	(3,712)
	d	Exceptional items	0	0
	e	Profit before income tax, minority interests and extraordinary items	1,193	12,522
	f	Share of profits and losses of associated companies	(1,103)	(3)
	g	Profit before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	90	12,519
	h	Income tax	(281)	(3,464)
	i	(i) (Loss)/Profit after income tax before deducting minority interests	(191)	9,055
		(ii) Less minority interests	(106)	(296)
	j	Pre-acquisition profit/(loss) if applicable	0	0
	k	Net (loss)/profit from ordinary activities attributable to members of Shangri-La Hotels (Malaysia) Berhad	(297)	8,759
	l	(i) Extraordinary items	0	0
		(ii) Less minority interests	0	0
		(iii) Extraordinary items attributable to members of Shangri-La Hotels (Malaysia) Berhad	0	0
	m	Net (loss)/profit attributable to members of Shangri-La Hotels (Malaysia) Berhad	(297)	8,759
3	a	Earnings per share based on 2(m) above after deducting any provision for the preference dividends, if any: Basic (based on 440 million ordinary shares) (sen)	(0.07)	1.99

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS PERTAIN ONLY TO SHMB, A 54.37% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 54.37%) IN THE FINANCIAL RESULTS OF SHMB FOR THE FIRST QUARTER ENDED 31 MARCH 2002 IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2002 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 15 May 2002